Exhibit 9(a)(5)


Hybridon Extends the Exchange Offer for its 9% Convertible Subordinated Notes Due 2004

     CAMBRIDGE, Mass., March 9 -- Hybridon, Inc. (OTC Bulletin Board: HYBN) (the "Company") today announced that it will extend for an additional twenty business days the currently pending exchange offer to the holders of its 9% Convertible Subordinated Notes due 2004 (the "9% Notes") to exchange such 9% Notes for Series A Preferred Stock and certain warrants of the Company (the "Exchange Offer"). The new expiration date of the Exchange Offer, which was previously scheduled to expire at 12:00 a.m., New York City time, March 9, 1998, will be 12:00 a.m., New York City time, April 6, 1998.

     This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange the 9% Notes. The offers are made solely by the Offer to Exchange, dated as of February 6, 1998, and are subject to certain conditions specified therein.

     Holders of 9% Notes who have questions or requests for assistance should call the Company's Corporate Counsel, Cheryl M. Northrup, at 617-528-7000. The Company has filed with the Securities and Exchange Commission (the "Commission") a Schedule 13e-4, together with all exhibits thereto (including the Offer to Exchange). Copies of such Schedule 13e-4 and exhibits may be obtained from the Company or from the web site maintained on the World Wide Web by the Commission at http://www.sec.gov.

     The Company, headquartered in Cambridge, Massachusetts, is engaged in the discovery and development of genetic medicines for the treatment of certain diseases, based primarily on antisense technology. Antisense technology attempts to use synthetic segments of DNA and RNA to stop the production of disease-associated proteins by interacting at the genetic level with target strands of messenger RNA.

SOURCE  Hybridon, Inc.

CONTACT:  Lynne J. Rudert, Controller of Hybridon, 617-528-7000
          Web site:  www.hybridon.com